United States Securities And Exchange Commission
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under The Securities Exchange Act Of 1934


                            Spindletop Oil & Gas Co.
                       ---------------------------------
                                 Name of Issuer


                                 Common Stock
                       ----------------------------------
                          Title of Class of Securities

                                   848550 20 8
                      -----------------------------------
                                  CUSIP Number

                           Chris G. Mazzini, President
                               Giant Energy Corp.
                           9319 LBJ Freeway Suite 205
                               Dallas, Texas 75243
                                 (972) 644-4710
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 1999
             -------------------------------------------------------
              Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




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                                  SCHEDULE 13D


CUSIP NO. 848550 20 8

         1. NAME OF REPORTING PERSONS
            IRS IDENTIFICATION NO OF ABOVE ENTITY

              Giant Energy Corp
              75-2063005

         2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                             (b) [ ]


         3. SEC USE ONLY



         4. SOURCE OF FUNDS

                  WC

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)

         6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Texas


                                           7. SOLE VOTING POWER
                                                5,860,889
         Number of Shares
         Beneficially Owned                 8. SHARED VOTING POWER
         By Each Reporting                      None
         Person
                                            9. SOLE DISPOSITIVE POWER
                                                5,860,889

                                           10. SHARED DISPOSITIVE POWER
                                                None


         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,860,889

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES


         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  77.88

         14. TYPE OF REPORTING PERSON
                  CO



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Item. 1 Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share of Spindletop Oil & Gas Co. (the "Company"), a Texas Corporation. The principal executive offices of the Company are located at 9319 LBJ Freeway Suite 205, Dallas, Texas 75243.

Item. 2 Identity and Background

This Schedule 13D is filed by Giant Energy Corp. ("Giant"), a Texas Corporation. Giant's principal business is oil and gas exploration and production. Giant's principal offices are located at 9319 LBJ Freeway Suite 205, Dallas,Texas 75243.

During the last five years neither Giant or any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

All executive officers and directors of Giant are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Stock Purchase Agreement dated December 1, 1999 between Paul E. Cash (Mr. Cash) and Giant, Giant purchased controlling interest of Company.

Giant purchased 5,860,889 shares of the Company's outstanding Common Stock from Mr. Cash. Giant used private cash funds or working capital in making the purchase. No funds were borrowed for the purpose of making the acquisitions.

Item 4. Purpose of Transaction

The reporting company acquired the Company for the purpose of expanding its oil and gas holdings and acquiring additional reserves. The reporting company has no plans which would result in the acquisition by any person of additional securities of the Company or the disposition of shares of the Company.


Item 5. Interest in Securities of the Issuer

No additional shares of common stock or other equity instrument were issued as a result of this transaction. Giant has sole voting and dispositive power with respect to such shares above.

Except as described herein, neither the Company, or to the best of the Company's knowledge, any other person referred to in Schedule A attached hereto, has acquired or disposed of any Shares of the Company during the past 60 days.


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Item. 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Stock Purchase Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to, transfers of voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item. 7 Materials to be filed as Exhibits

        None



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1999            BY: /s/ Chris G. Mazzini
                                            --------------------
                                            Chris G. Mazzini
                                            President



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                                                        SCHEDULE A

Directors and Executive Officers of Giant Energy Corp.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Giant Energy Corp (Giant) are set forth below. If no business address is given the director's or officer's business address is 9319 LBJ Freeway Suite 205, Dallas, Texas 75243. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Giant.

Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
Directors

Chris G. Mazzini........................... President, Treasurer, and Chief
9319 LBJ Freeway, Suite 205                 Executive Officer; Geologist
Dallas, Texas 75243

Michelle H. Mazzini.........................Vice President and Secretary;
9319 LBJ Freeway, Suite 205                 Attorney
Dallas, Texas 75243

Executive Officers
(Who are not directors) None




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